SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G/A


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Fantom Technologies , Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                    306906108
                                 (CUSIP Number)


                               November 30, 2001
             -----------------------------------------------------
             Date of Event Which Requires Filing of this Statement




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |_| Rule 13d-1(d)



                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 306906108                                            Page 2 of 6 Pages
- -----------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GINTEL ASSET MANAGEMENT, INC.
         IRS #06-0871969


- -----------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [X]

- -----------------------------------------------------------------------------
3)       SEC USE ONLY


- -----------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT

- -----------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      500,000
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       0
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         500,000
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         0

- ------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         500,000
- -----------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

- -----------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.48%

- -----------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         IA
- -----------------------------------------------------------------------------

SCHEDULE 13G

Item 1(a). Name of Issuer:

Fantom Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1110 Hansler Rd
Welland Ontario, Canada

Item 2(a). Name of Person Filing:

GINTEL ASSET MANAGEMENT, INC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

6 Greenwich Office Park
Greenwich, CT  06831

Item 2(c). Citizenship:

CONNECTICUT CORPORATION

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

306906108

Item 3.   If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
          240.13d-2(b) or (c), check whether the person filing is a:

          (a)|_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

          (b)|_|    Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c)

          (c)|_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

          (d)|_|    Investment   Company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8)

          (e)|X|    Investment       Adviser      in       accordance       with
                    ss.240.13d-1(b)(1)(ii)(E)


                                Page 3 of 5 Pages

          (f)|_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

          (g)|_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

          (h)|_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i)|_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

          (j)|_|    Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.    Ownership.

Mr. Robert M. Gintel, Chief Executive Officer and 100% shareholder of Gintel Asset Managment, Inc., is also senior member of Gintel & Co. LLC and, Owner of TransAqua L.L.C., and senior member of Gintel Equity Managment, L.L.C., which acts as investment advisor to Gintel Partners Fund.

          (a)       Amount beneficially owned: 500,000

          (b)       Percent of class: 5.48%

          (c)       Number of shares as to which such person has:

                    (i)     Sole power to vote or to direct the vote: 500,000

                    (ii)    Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of: 500,000

                    (iv)    Shared   power  to   dispose   or  to  direct  the
                            disposition of: -0-


                               Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

N/A


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A


Item 8.    Identification and Classification of Members of the Group.

N/A


Item 9.    Notice of Dissolution of Group.

N/A


Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                             GINTEL ASSET MANAGEMENT, INC.


                                             /s/ Stephen G. Stavrides
                                             ----------------------------
                                             BY: Stephen G. Stavrides
                                                 President



DATE: December 5, 2001


                               Page 6 of 6 Pages